SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Stonegate Mortgage Corporation

(Exact name of registrant as specified in its charter)

Ohio	001-36116	34-1194858
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9190 Priority Way West Drive, Suite 300

Indianapolis, Indiana 46240

(Address of principal executive offices)

Registrant’s telephone number, including area code: (317) 663-5100

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:

                         (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Stock Purchase Rights	New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On January 26, 2017, (i) the Board of Directors (the “Board”) of Stonegate Mortgage Corporation, an Ohio corporation (the “Company”), adopted a Tax Asset Protection Plan (the “Plan”) with Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, and (ii) the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Home Point Financial Corporation, a New Jersey corporation (“Home Point”) and Longhorn Merger Sub, Inc., an Ohio corporation and wholly owned subsidiary of Home Point (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving entity (the “Merger”). As of September 30, 2016, the Company had approximately $163.5 million in net operating loss carryforwards (collectively, the “NOLs”) for U.S. federal income tax purposes.

The Plan is designed to mitigate the potential for an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), prior to the consummation of the Merger (or the earlier termination of the Merger Agreement) If the Company were to experience an “ownership change” within the meaning of Section 382 of the Code, Home Point’s ability to utilize the NOLs to offset future taxable income following the consummation of the Merger could be significantly limited. In general, an ownership change would occur if the Company’s “5-percent shareholders,” as defined under Section 382 of the Code, collectively increase their ownership of the Company, in relation to their respective historical low points, by more than 50 percentage points over a rolling three-year period.

In connection with the adoption of the Plan, the Board declared a dividend of one preferred share purchase right (a “Right”) to purchase one ten-thousandth of a share of a series of newly designated preferred stock in connection with the Plan (the “Preferred Stock”) for each share of the Company common stock, par value $0.01 per share (the “Common Stock”) outstanding at the close of business on February 6, 2017 (the “Record Time”), or issued thereafter and prior to the Separation Time (as defined in the Plan). In general, the Rights will work to impose a significant penalty upon any person or group who becomes the beneficial owner of 4.9% or more of the Common Stock or upon any 4.9% or greater holder which becomes the beneficial owner of additional shares of Common Stock, in each case, without the approval of the Board or without being subject to another exemption in the Plan. There is no guarantee, however, that the Plan will prevent the Company from experiencing an ownership change, and therefore having a limitation on its ability to utilize its NOLs.

The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

The Plan (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Preferred Stock) is an exhibit hereto and is incorporated herein by reference. The description of the Rights is incorporated by reference herein to the Company’s Current Report on Form 8-K, dated January 27, 2017 and is qualified in its entirety by reference to the Plan and such exhibits thereto.

Item 2.	Exhibits.

See Exhibit Index

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Stonegate Mortgage Corporation

By:	/s/ James V. Smith
James V. Smith
Chief Executive Officer

Date: January 27, 2017

EXHIBIT INDEX

Exhibit No.	Description

(1)	Tax Asset Protection Plan, dated as of January 26, 2017, between Stonegate Mortgage Corporation and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Stonegate Mortgage Corporation’s Current Report on Form 8-K, dated January 27, 2017).

(2)	Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Tax Asset Protection Plan (incorporated by reference to Exhibit 4.1 to Stonegate Mortgage Corporation’s Current Report on Form 8-K, dated January 27, 2017).

(3)	Form of Certificate of Designation and Terms of Preferred Stock, included in Exhibit B to the Tax Asset Protection Plan (incorporated by reference to Exhibit 4.1 to Stonegate Mortgage Corporation’s Current Report on Form 8-K, dated January 27, 2017).

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